SECURITIES AND EXCHANGE COMMISSION

                           Washington, D. C. 20549


                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934

                               Amendment No. 7

                            CompuDyne Corporation
                              (Name of Issuer)

                   Common Stock (Par Value $.75 Per Share)
                       (Title of Class of Securities)

                                  20479530 6
                               (CUSIP Number)

                                Corcap, Inc.
                            90 State House Square
                      Hartford, Connecticut 06103-3720
                               (203) 247-7611

                               with a copy to:

                         Robert J. Metzler II, Esq.
                            Tyler Cooper & Alcorn
                           CityPlace - 35th Floor
                         Hartford, Connecticut 06103
                               (203) 725-6200

          (Name, address and telephone number of person authorized to receive notices and communications)

                               August 21, 1995
                       (Dates of events which require
                          filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ].


CUSIP No. 20479530 6
____________________

_____________________________________________________________________________
(1) Name of Reporting Person and IRS Employer Identification Number:
          Corcap, Inc.   06-1237135
_____________________________________________________________________________
(2) Check the Appropriate Box if a Member of a Group:
    (a) _____ (b) _____
_____________________________________________________________________________
(3) SEC USE ONLY:
_____________________________________________________________________________
(4) Source of Funds: (SC)
_____________________________________________________________________________
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(3): [ ]
_____________________________________________________________________________
(6) Citizenship or Place of Organization: Nevada
_____________________________________________________________________________
Number of Shares Beneficially Owned by Reporting Person With:

(7) Sole Voting Power: 670,881
_____________________________________________________________________________
(8) Shared Voting Power: 0
_____________________________________________________________________________
(9) Sole Dispositive Power: 670,881
_____________________________________________________________________________
(10) Shared Dispositive Power: 0
_____________________________________________________________________________
(11) Aggregate Amount Beneficially Owned By Reporting Person: 670,881
_____________________________________________________________________________
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]
_____________________________________________________________________________
(13) Percent of Class Represented by Amount in Row (11):
     18.8%
_____________________________________________________________________________
(14) Type of Reporting Person:  CO



   This Amendment No. 7 is filed to reflect certain material changes in facts previously disclosed by Corcap, Inc. ("Corcap") and its wholly owned subsidiaries Corcap Polymers, Inc., formerly known as Acadia Polymers, Inc. ("Polymers"), and Nacol, Incorporated ("Nacol") with respect to their holdings of common stock, par value $0.75 per share (the "Common Stock") of CompuDyne Corporation ("CompuDyne"). The reported changes result from (a) the cumulative effect of various minor, immaterial transactions, (b) the issuance to Martin A. Roenigk and Alan Markowitz on August 21, 1995 by CompuDyne of (i) 1,260,460 shares of its Convertible Preference Stock, Series D (the "Series D Preference Stock), convertible into 1,260,460 shares of CompuDyne Common Stock, (ii) $400,000 principal amount of its Senior Convertible Promissory Notes, convertible into 266,667 shares of CompuDyne Common Stock, and (iii) options to acquire 200,000 shares of CompuDyne Common Stock at an exercise price of $1.50 per share, and (c) the purchase by Corcap on August 21, 1995 of 150,000 shares of CompuDyne Common Stock. The material transaction occasioning the filing of this Amendment No. 7 is Corcap's purchase of the 150,000 shares of CompuDyne Common Stock (hereinafter sometimes referred to as the "Warrant Shares").

   Because this Amendment No. 7 is the first amendment to the Schedule 13D (originally filed by Lydall, Inc. in 1985) to be filed since CompuDyne became an electronic filer pursuant to Regulation S-T, this Amendment No. 7 shall, in compliance with Rule 13d-2(c), restate the entire text of the Schedule 13D, as amended previously by Amendment Nos. 1-6.

Item 1.   Security and Issuer.

   The class of securities to which this Statement relates is the common stock, par value $0.75 per share (the "Common Stock"), of CompuDyne Corporation, a Pennsylvania corporation, whose principal executive offices are located at 90 State House Square, Hartford, Connecticut 06103-3720.

Item 2.   Identity and Background.

   (a) - (c)  This Amendment No. 7 is being filed by:

         (2) Corcap, a Nevada corporation, whose address and principal business is located at 90 State House Square, Hartford, Connecticut 06103-3720;
         (2) Polymers, a Nevada corporation, whose address and principal business is located at 90 State House Square, Hartford, Connecticut 06103-3720; and

         (3) Nacol, a Connecticut corporation, whose address and principal business is located at 90 State house Square, Hartford, Connecticut 06103-3720.

   (d) and (e) Neither Corcap nor, to the best knowledge of Corcap, any executive officer, director or controlling person of Corcap named in Exhibit A has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.


   On August 21, 1995, Corcap purchased the 150,000 Warrant Shares for $.40 per share in accordance with the terms of a Warrant issued by CompuDyne to Corcap on March 10, 1993 and amended as of April 1, 1993, and August 15, 1995.

   In payment of the purchase price for the Warrant Shares, Corcap executed a promissory note for $60,000 payable to CompuDyne (the "Corcap Promissory Note") a copy of which is attached as Exhibit B. The Corcap Promissory note bears interest on the unpaid principal at the annual rate of eight percent (8%). Payment of the unpaid principal of the Corcap Promissory Note and all accrued and unpaid interest thereon is due on August 21, 2000.

Item 4.   Purpose of Transaction.

   Corcap exercised the right to acquire the Warrant Shares in connection with and as a result of CompuDyne's issuance of (i) 1,260,460 shares of Series D Preference Stock to Messrs. Roenigk and Markowitz, which shares are convertible by the holders into 1,260,460 shares of CompuDyne Common Stock,
(ii) $400,000 principal amount of Senior Convertible Promissory Notes to Messrs. Roenigk and Markowitz, which promissory notes are convertible by the holders into 266,667 shares of CompuDyne Common Stock, and (iii) options to purchase 200,000 shares of CompuDyne Common Stock to Mr. Roenigk at an exercise price of $1.50 per share, all pursuant to a certain Stock Purchase Agreement by and among CompuDyne, Messrs. Roenigk and Markowitz, and MicroAssembly Systems, Inc. (the "Stock Purchase Agreement"). Corcap's management believes that it is in Corcap's best interest that it acquire the Warrant Shares so that it might maintain the maximum number of voting shares with respect to CompuDyne as possible, without undertaking any additional immediate, short term payment obligations, so as to minimize the dilutive effect to it of the issuance by CompuDyne of the above common stock equivalents to Messrs. Roenigk and Markowitz.

   Mr. Roenigk, who is Chairman, President and Chief Executive Officer of CompuDyne, is also a director of Corcap. Diane Burns, who is Secretary of CompuDyne, is also President of Corcap. Elaine Chen, who is Treasurer and Chief Financial Officer of CompuDyne, is also Treasurer and Chief Financial Officer of Corcap. Millard H. Pryor, Jr. and David W. Clark, Jr., both of whom are directors of CompuDyne, are also directors of Corcap.

   Corcap has no present plans or proposals which relate to, or would result in, an extraordinary corporate transaction, such as a merger, reorganization or liquidation of CompuDyne, the sale or transfer of a material amount of the assets of CompuDyne, any change in the present management of CompuDyne, any material change in the present capitalization or dividend policy of CompuDyne, any other material change in CompuDyne's business or corporate structure, any changes in CompuDyne's charter or by-laws which may impede the acquisition of control of CompuDyne by any person, causing any class of securities of CompuDyne to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, causing any class of equity securities of CompuDyne becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer.

   (a) As reported in Amendment No. 6, as of December 7, 1990, Corcap had beneficial ownership of 695,547 shares of CompuDyne's Common Stock, representing approximately 50.9% of the outstanding shares of CompuDyne Common Stock at that time, which shares were held directly by Nacol, a wholly-owned subsidiary of Polymers, which in turn was a wholly-owned subsidiary of Corcap. On July 30, 1993, Nacol transferred to Corcap all of the 695,547 shares of CompuDyne Common Stock held by Nacol.

   Beginning in August 1993, Corcap began making regular sales of CompuDyne Common Stock pursuant to Rule 144 on the following dates, in the following amounts: 13,500 shares on August 19, 1993; 13,500 shares on November 24, 1993; 13,500 shares on March 3, 1994; 13,500 shares on June 13, 1994; 13,500 shares on September 12, 1994; 11,500 shares on January 20, 1995; 2,000 shares on January 30, 1995; 13,500 shares on April 30, 1995; and 13,500 shares on July 27, 1995. In addition, on October 6, 1993, Corcap conveyed 66,666 shares of CompuDyne Common Stock in the aggregate to Millard H. Pryor, Jr. (16,667 shares), David W. Clark, Jr. (16,666 shares) and Antoine Dominic (33,333 shares) in a private, negotiated transaction. The cumulative result of the above transactions was to have reduced Corcap's beneficial ownership of CompuDyne Common Stock to 520,881 shares immediately prior to its purchase of the Warrant Shares. With the acquisition of the 150,000 Warrant Shares, Corcap now holds 670,881 shares of CompuDyne Common Stock. Immediately prior to the consummation of the Stock Purchase Agreement on August 21, 1995, Corcap's 670,881 shares of CompuDyne Common Stock represented approximately 38.3% of CompuDyne's outstanding Common Stock.

   The holders of the 1,260,460 shares of Series D Preference Stock issued by CompuDyne to Messrs. Roenigk and Markowitz, which are convertible into 1,260,460 shares of CompuDyne Common Stock, are entitled, prior to such conversion, to vote on a share for share basis with the Common Stock on all corporate issues other than the election of directors and are entitled to 1/3.08 of a vote per share for the election of directors, as compared to the Common Stock, which is entitled to one vote per share. Giving effect to the issuance of the Series D Preference Stock, Corcap's 670,881 shares of CompuDyne Common Stock represent approximately 22.3% of the voting power of CompuDyne's issued and outstanding voting shares on all issues other than the election of directors and 30.2% of the voting power of issued and outstanding voting shares for the election of directors. Assuming the conversion of (i) all of the Series D Preference Stock into 1,260,460 shares of Common Stock and (ii) the entire $400,000 principal amount of Senior Convertible Promissory Notes by Messrs. Roenigk and Markowitz into 226,667 shares of CompuDyne Common Stock, and the exercise by Mr. Roenigk of his options to purchase an additional 200,000 shares of CompuDyne Common Stock, Corcap's current holdings of CompuDyne Common Stock would represent approximately 18.8% of CompuDyne's Common Stock on a fully-diluted basis.

   (b) Corcap has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the 670,881 shares of CompuDyne Common Stock reported in this Statement.

   (c) During the sixty (60) days preceding the date hereof other than the acquisition of the Warrant Shares as disclosed in Items 3 and 4 of this Statement, Corcap effected only one transaction in CompuDyne Common Stock. On July 27, 1995 Corcap made a broker transaction sale of 13,500 shares of CompuDyne Common Stock pursuant to the provisions of Rule 144 on the OTC market for a price of $1.50 per share.

   (d) Corcap is aware of no other person having any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 670,881 shares of CompuDyne Common Stock beneficially owned by Corcap.

   (e) Polymers and Nacol both ceased to be beneficial owners of more than five percent of CompuDyne's Common Stock on July 30, 1993.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   In connection with the sale by Corcap Eastern, Inc., a wholly-owned subsidiary of Corcap (hereinafter referred to as "Eastern"), of certain real property (the "Lake Road Property") to Fabrilock, Inc., a Connecticut corporation ("Fabrilock"), Corcap has entered into an agreement entitled 300 Lake Road Environmental Remediation Escrow Fund Agreement Dated July 14, 1995, by and among it, Eastern, Fabrilock and the firm of Courtney, Fink & Forbes (the latter referred to as "Escrow Agent", the agreement referred to hereinafter as the "Escrow Fund Agreement"), a copy of which is attached hereto as Exhibit C. Prior to the sale of the Lake Road Property, Phase I and Phase II environmental assessments of the Lake Road Property revealed the existence of environmental contamination and an underground fuel storage tank thereon, and the parties' representatives negotiated an approval by the Connecticut Department of Environmental Protection of a remediation plan for the cleanup of the Lake Road Property. In order to induce Fabrilock to close the purchase of the Lake Road Property notwithstanding the existence of the contamination and the underground fuel storage tank, Corcap and Eastern agreed, in the Escrow Fund Agreement, to the establishment of an escrow fund to be used to fund the environmental remediation and cleanup of the Lake Road Property. Pursuant to the terms of the Escrow Fund Agreement, Corcap deposited with the Escrow Agent 27,000 shares of CompuDyne Common Stock, but retains all attendant rights of ownership of such shares other than the right to transfer them during the pendency of the cleanup process. Beginning with the end of the calendar quarter ending September 30, 1995, the Escrow Agent will, ten days prior to the end of each calendar quarter, return to Corcap 4,000 shares of CompuDyne Common Stock for the purpose of Corcap selling such shares pursuant to the provisions of Rule 144, and Corcap is required to deposit into the escrow fund the proceeds of such sale. Corcap is obligated to contribute additional shares of CompuDyne Common Stock to the escrow fund, if necessary, so that the fair market of the CompuDyne Common Stock in the escrow fund determined once every six months during the life of the escrow fund, based upon the average bid and asked price of such stock for the six months prior to the determination, is not less than 75% of: (i) $70,000, less
(ii) the cash proceeds deposited into the escrow fund by Corcap in return for shares released by the Escrow Agent for sale by Corcap as described above (the result of such calculation referred to as the "Stock Adjustment Value"). If the aggregate fair market value of the CompuDyne Common Stock in the escrow fund, determined as set forth above, should, at any six month valuation, exceed 125% of the Stock Adjustment Value, the Escrow Agent shall return sufficient shares to Corcap such that the fair market value of the CompuDyne Common Stock in the escrow fund shall equal the Stock Adjustment Value. Upon certification that the environmental remediation and cleanup have been completed, the Escrow Agent shall return to Corcap, among other things, the shares of CompuDyne Common Stock in the escrow fund at that time.

   Except as set forth above, Corcap has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any of CompuDyne's securities which relate to such matters as transfer or voting of any such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and no such contract, arrangement or understanding exists between Corcap and CompuDyne.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 Name, Business Address, Present Principal Occupation, Address of Employment, Citizenship of Each Executive Officer, Director and Controlling Persons of Corcap, Inc.
Exhibit 2    Promissory Note of Corcap, Inc. dated August 21, 1995.
Exhibit 3 300 Lake Road Environmental Remediation Escrow Fund Agreement Dated July 14, 1995 by and among Corcap, Inc., Fabrilock, Inc., Corcap Eastern, Inc. and Courtney, Fink & Forbes.


Signature.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 30, 1995            CORCAP, INC.



                                   By: /s/ Diane Burns
                                      Diane Burns, President




                                   CORCAP POLYMERS, INC.


                                   By: /s/ Diane Burns
                                      Diane Burns, Secretary




                                   NACOL, INCORPORATED


                                   By: /s/ Diane Burns
                                      Diane Burns, Secretary